SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 26, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JUNE 19, 2006

Date, Time and Place: On June 19, 2006, at 4:00 pm, at the Company’s headquarters, at Rua Costa Carvalho 300, in the city of São Paulo, State of São Paulo. CALL: Call Notice published in the editions of May 19, 20 and 23, 2006, of the “Official Gazette of the State of São Paulo” newspaper and “Folha de São Paulo” newspaper. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders’ Attendance Book. PRESIDING BOARD: Chairman: Board Member, Mário Engler Pinto Junior, Secretary: Shareholder Maria Cristina Biselli Ferreira. AGENDA: I) Proposal of Amendment to the Bylaws aiming to: i) amend the Articles 1, 2 and paragraphs and 3, in conformity with the provision in the State Law 12,292, as of March 2, 2006. ii) amend the articles: 13 “caput” and paragraphs, 14 “caput” and paragraph 1, 26 paragraph 1, 36 “caput”, as well as give a new wording to the articles 41, 42, 43, 44, 45, 46, 47 and items, 48 “caput”, 49 “caput” and paragraphs 1 and 2 and 51 in order to adapt them to the new provisions of the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange. iii) amend the articles 25,“caput” and paragraphs, 27 ”caput” and sole paragraph, 29 “caput” and paragraph 2, 31 “caput” to adjust them to the company’s current organizational structure and insert article and paragraphs aiming to ensure the legal technical defense to the Board Members, Executive Officers, Fiscal Council Members, employees or representatives who have served by delegation of the managers. iv) reorganize Chapters III and VII, adjust and standardize the wording, include, exclude and renumber the articles as well as Consolidate the Company’s Bylaws, pursuant to the draft made available to shareholders in its headquarters and on the website www.sabesp.com.br. II) To elect the member of the Board of Directors. CLARIFICATIONS: 1) The matters were dully appreciated by the Board of the State Capital Defense – CODEC, by means of the Opinion #083/2006, as of 06.16.2006, referring to the Proceeding S.F. #12091-257533/2006, which instructs the vote of the representative of the shareholder Fazenda do Estado de São Paulo. 2) The minutes were drawn up in the summary format, pursuant to the paragraph 1 of the article 130 of Law 6404/76 and amendments. RESOLUTIONS: The Chairman of the presiding board brought to discussion item “I” of the Agenda, I) Proposal of Amendment to the Bylaws aiming to: i) amend the Articles 1, 2 and paragraphs and 3, in conformity with the provision in the State Law 12,292, as of March 2, 2006. ii) amend the articles: 13 “caput” and paragraphs, 14 “caput” and paragraph 1, 26 paragraph 1, 36 “caput”, as well as give a new wording to the articles 41, 42, 43, 44, 45, 46, 47 and items, 48 “caput”, 49 “caput” and paragraphs 1 and 2 and 51 in order to adapt them to the new provisions of the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange. iii) amend the articles 25,“caput” and paragraphs, 27 ”caput” and sole paragraph, 29 “caput” and paragraph 2, 31 “caput” to adjust them to the company’s current organizational structure and insert article and paragraphs aiming to ensure the legal technical defense to the Board Members, Executive Officers, Fiscal Council Members, employees or representatives who have served by delegation of the managers. iv) reorganize Chapters III and VII, adjust and standardize the wording, include, exclude and renumber the articles as well as Consolidate the Company’s Bylaws, pursuant to the draft made available to shareholders in its headquarters and on the website www.sabesp.com.br. With the floor the representative of the shareholder Fazenda do Estado de São Paulo, Attorney in Fact Cristina M. W. Mastrobuono, based on the aforementioned CODEC Opinion, proposed the approval of the statutory amendments in the subitems and in the terms presented. After the Chairman brought the matter into discussion and proceeded with the voting, registering the dissenting votes and the respective abstentions, the proposal of Amendment and Consolidation of the Bylaws of the representative of the shareholder Fazenda do Estado de São Paulo was approved by majority vote, and the Consolidated Bylaws shall have the following wording: CHAPTER I NAME, HEADQUARTERS, JURISDICTION, PURPOSE AND TERM ARTICLE I – COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (the “Company”), a corporation whose incorporation was authorized by State Law n. 119, dated June 29, 1973, as amended by State Laws n. 6,851, dated May 3, 1990 and n. 12,292, dated March 2, 2006, shall be ruled by these Bylaws and the applicable legal provisions. Sole Paragraph – The Company resulted from the consolidation of Companhia Metropolitana de Água de São Paulo - COMASP and Companhia Metropolitana de Saneamento de São Paulo – SANESP. ARTICLE 2 – Company’s purpose is the following: (i) the planning, provision and operation of sanitation services throughout the territory of the state of São Paulo, including the collection, conveyance, treatment and distribution of water, and the collection, conveyance and final disposal of sewage, (ii) the marketing of these services and the benefits directly or indirectly arising out of its enterprises. Paragraph 1 – The Company may provide, in Brazil and abroad, the services provided for in the main paragraph of this article, as well as services in connection with its purpose, also being able to hold equity interest, as long as authorized by government’s Executive branch, in public (state-owned) corporations or national mixed corporations, benefiting from the tax incentives, pursuant to the applicable legislation, and to take part in national or international conventions or consortia. Paragraph 2 – The Company may, upon legislative authorization, for each case, incorporate a subsidiary, benefiting from the tax incentives, pursuant to the applicable legislation, or under the same condition and outside the State, be an affiliate of or with respect to another entity, or hold interest in any private company connected to the sanitation sector. ARTICLE 3 – The Company has its headquarters and jurisdiction in the capital of the state São Paulo, and may institute, maintain or close down branches, agencies or offices in any part of the national territory and abroad, by resolution of the Board of Directors. ARTICLE 4 – The Company shall exist for an indefinite term. CHAPTER II CAPITAL STOCK, SHARES AND SHAREHOLDERS ARTICLE 5 –Company’s subscribed and totally paid in capital stock corresponds to three billion, four hundred and three million, six hundred eighty-eight thousand, five hundred sixty-five Reais, twenty three cents (R$ 3,403,688,565.23), represented by twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) book-entry registered common shares, with no par value. Paragraph 1 – The capital stock shall be exclusively represented by common shares. The shares shall be indivisible with respect to the Company and each common share grants its owner the right of one (1) vote in the resolutions within the Shareholders’ General Meetings. Paragraph 2 -The Company may charge or authorize the transfer agent which is in charge of the registration of the book-entry shares to charge the shareholder for the cost of the share ownership transfer service, subject to the limits fixed by the Comissão de Valores Mobiliários - CVM (Brazilian Securities and Exchange Commission (“CVM”). ARTICLE 6 – São Paulo State Treasury shall always hold the absolute majority of Company’s common shares. Paragraph 1 – The issuance of founder’s shares in favor of shareholders or any third parties is forbidden. Paragraph 2 – Subject to the provisions of this Article, individuals or private or state-owned legal entities may hold interest in Company’s capital stock. ARTICLE 7 – By resolution of the Board of Directors, upon prior opinion expressed by the Fiscal Council, the Company may issue shares within the limit of four billion and one hundred million reais (R$ 4,100,000,000.00), regardless of any amendments to the Bylaws, subject to the legal provisions and the provisions provided for herein. Paragraph 1 – Subject to the legal and bylaws’ provisions, it shall fall to the Board of Directors to make resolutions on the conditions of issue, placement, subscription in cash or credit and payment of the shares, expressly indicating the following: a) the number of shares that will be issued; b) subscription forms and conditions; c) the conditions of payment, term and number of installments, subject to the provisions of the main paragraph o f article 8; d) the minimum price for which the shares may be placed or subscribed, subject to the legislation in force; and e) the term for the placement or subscription of the issue. Paragraph 2 – The issue of shares to be paid in assets shall be contingent on the prior approval of the Shareholders’ General Meeting. Paragraph 3 – The Company shall indicate the amount of capital effectively subscribed and paid in all publications of documents in which its authorized capital is disclosed. ARTICLE 8 – The payment of the shares acquired or subscribed in a capital increase of the Company shall be made in accordance with the conditions set by the Board of Directors, the payment in installments being allowed. Sole paragraph – The shareholder that fails to pay in the capital under the terms and conditions provided for in the subscription list shall be deemed in default, and shall accordingly be subject to the payment of interest at a one per cent (1%) monthly rate, monetary adjustment pursuant to the same index applicable to Company’s capital stock, and fine equivalent to ten per cent (10%) of the delinquent amount. ARTICLE 9 – In the case of capital increase, issue of convertible debentures and/or subscription warrants through private subscription, the shareholders shall have the preemptive right proportionally to the number of shares they then hold, subject to the provisions of Article 171 of Law 6,404/76. The preemptive right shall be exercised within thirty (30) days as of the publication of the Minutes of the Shareholders’ General Meeting or as of notices in the State Official Gazette and in wide circulation newspapers. Sole paragraph – Once the term for the exercise of the preemptive right referred to in the main paragraph of this Article has expired and in case there are unsubscribed securities, the body that has resolved on the issue thereof shall make a resolution on their destination. ARTICLE 10 – Through a resolution of the Board of Director, once the Fiscal Council has expressed its opinion, the Company may acquire its own shares for the purpose of cancellation or to be held as treasury stock, determine its resale or new market placement, subject to the rules issued by CVM and other applicable legal provisions. CHAPTER III SHAREHOLDERS’ GENERAL MEETING ARTICLE 11 – The Shareholders’ General Meeting shall be held on an ordinary basis within the first four (4) months following the end of the fiscal year, for the purposes provided for in the law and in the Bylaws, and, extraordinarily, whenever corporate interests so require, upon call made by the Board of Directors, the Executive Board, the Fiscal Council or the shareholders, pursuant to the law. Paragraph 1 – The Shareholders’ General Meeting shall be called through a call notice published at least fifteen days (15) in advance in first call, and eight days (8) in advance in second call. Paragraph 2 – All documents to be analyzed or discussed in the General Meeting shall be made available by the shareholders at the Bolsa de Valores de São Paulo –BOVESPA (São Paulo Stock Exchange) (“BOVESPA”), as well as at the Company’s headquarters, as of the date of publication of the first call notice referred to in the previous paragraph. Paragraph 3 - The Shareholders’ General Meeting shall be instituted and presided over by the Chairman of the Board of Directors or its substitute holding office, who shall choose the secretary among the present. CHAPTER IV MANAGEMENT ARTICLE 12 – The following are Company’s management bodies: I – The Board of Directors; and II – The Executive Board. TITLE I BOARD OF DIRECTORS ARTICLE 13 – The Board of Directors shall be composed of a minimum of five (5) and maximum of eleven (11) members, all of them shareholders of the Company, appointed by the General Meeting, which shall fix their remuneration and other benefits. Paragraph 1 – At least twenty per cent (20%) of the Board Members appointed shall be Independent Members. Paragraph 2 – Whenever the compliance with the minimum percentage referred to in the previous paragraph results in a fraction number of board members, such number shall be rounded: (i) to the immediately higher number, when the fraction is equal to or greater than zero point five (0.5); or (ii) to the immediately lower number, when the fraction is lower than zero point five (0.5) . Paragraph 3 – The Board Member appointed pursuant to the right provided for in article 141, paragraphs 4 and 5 or in the main paragraph of article 239 of Law 6,404/76, shall be considered an Independent Member. Paragraph 4 – The Board Member that is not appointed in accordance with what is provided for in the previous paragraph shall be deemed Independent, as long as he(she) complies with the following requirements: a) he(she) does not have any connection with the Company, except for the interest in the capital stock and the condition of user of public services; b) he(she) is not a Controlling Shareholder, married to or a second degree relative of the Controlling Shareholder, or is not or has not been, in the past three (3) years, connected to the Company or to an entity related to the Controlling Shareholder (people connected to public education and/or research institutions are excluded from this restriction); c) he(she) has not been, in the past three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; d) he(she) is not a supplier or purchaser, direct or indirect, of services and/or products of the Company, in a such mag nitude that results in loss of independence; e) he(she) is not an employee or manager of a company or a entity that is offering to or demanding services and/or products from the Company; f) he(she) is not married to or a second degree relative of any manager of the Company; and g) he(she) does not receive any other remuneration from the Company other than the Board Member’s or Audit Committee Member’s remuneration (remuneration in cash deriving from any interest in the capital are excluded from this restriction). Paragraph 5 – The condition of Independent Member(s) shall be expressly declared in the minutes of the General Meeting that appoints him/her(them). Paragraph 6 – The Shareholders’ General Meeting shall appoint, among the members of the Board of Directors, one (1) Chairman, one (1) Vice-Chairman, who shall replace the Chairman in his(her) absences or impediments. Paragraph 7 – The participation of a representative of the employees in the Company’s Board of Directors, with the same term of office as the other Members, is ensured. Paragraph 8 – The representative of the employees shall be chosen by the employees’ votes, in a direct election organized by the unions that represent them, with the collaboration of the Company whenever requested. Only those who have been Company’s employers for more than two (2) years may be appointed as Employees’ Representative Board Member. Paragraph 9 – A member of the Board may be appointed in a separate voting session in the Shareholders’ General Meeting, by the majority of holders of at least fifteen per cent (15%) of Company’s total shares, excluding the controlling shareholder and subject to the provisions of paragraph 4 of Article 141 of Law 6,404/76. Paragraph 10 – Even if the minority shareholders are not able to reach the percentage referred to in paragraph 9 above, their representation in the Board of Directors shall always be ensured, pursuant to Article 239 of Law 6,404/76. ARTICLE 14 – The unified term of office of the Board of Directors shall be of one (1) year, the re-election being allowed. Paragraph 1– The Members of the Board of Directors shall be vested with their office upon the execution of the Managers’ Consent Instrument (Termo de Anuência dos Administradores) required by the applicable regulations and of the instrument of investiture in the book of Minutes of Board of Directors’ Meetings. The members of the Board of Directors shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force. Paragraph 2 – Once their term of office ends, the members of the Board of Directors shall remain in their offices until the investiture of their successors. Paragraph 3 – In the event of a vacancy, under any title, in the Board of Directors, the Shareholders’ General Meeting shall be called for the appointment of a substitute for the remaining term of office. Paragraph 4 – The Chairman of the Board of Directors shall be replaced during his(her) temporary impediments with the Vice Chairman, or, in the absence of the latter, with other Member that he(she) indicates. Paragraph 5 – In case there is a vacancy in the office of Chairman of the Board of Directors, the Vice Chairman shall replace him(her), and shall remain in office until the General Meeting chooses the new person to hold the office of Chairman of the Board of Directors. ARTICLE 15 - The Board of Directors shall meet monthly, on an ordinary basis, and extraordinarily, whenever called by its Chairman or by resolution of the majority of its members, or even at the Executive Board’s request. Sole paragraph –The Board of Directors’ meetings shall only be instituted upon attendance by the majority of its members, and the resolutions shall be made by majority of votes of the members present thereat, the casting vote falling to the Chairman or his/her substitute, in case of a draw. ARTICLE 16 – It shall fall to the Board of Directors: I – to set the general guidelines of the Company’s businesses; II – to appoint and remove the Company’s Officers and to set their duties, subject to the provisions of these Bylaws; III – to inspect the Officers’ management, to examine Company's books and documents at any time, to request information on executed agreements or those about to be executed, and any other acts; IV – to call the Shareholder’s General Meeting, whenever it deems convenient, or in the case provided for in Article 132 of the Law n. 6,404/76. V – to express its opinion on the management report and on the Executive Board's accounts, including annual and multi-annual economic & financial budgets and works execution plans; VI – to resolve on the shares issue pursuant to the provisions of Article 7 of these Bylaws; VII – to authorize the disposition of real property, pursuant to the provisions of the applicable legislation, as well as the creation of collateral security and liens and the granting of guarantees to third parties’ obligations; VIII – to appoint and remove the independent auditors; IX – to resolve on the issue of unsecured debentures, non-convertible into shares, registered or in book-entry form, issue opportunity, amount, number of securities, issue date and maturity date, payment and remuneration conditions, interests, premium, debentures’ redemption and other applicable items, pursuant to the terms previously resolved at a Shareholders’ General Meeting; X – to assign an officer the investors relations function, to be filled whether or not cumul atively with any other executive functions, falling to him the provision of information to investors, to the CVM and to the Stock Exchanges in which the Company has its securities traded, pursuant to the applicable legislation; XI – to make resolutions on the Executive Board’s recommendation in connection with financial funding. ARTICLE 17 - The Company shall have an Audit Committee composed of three Board of Directors’ Members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time. Paragraph 1 – All members of the Audit Committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration. Paragraph 2- All members of the Audit Committee shall have sufficient technical knowledge in accounting and financial matters being advisable that at least one of them has also good knowledge of the accounting rules used in the United States of America, the United States Generally Accepted Accounting Principles (US-GAAP) and experienced in analysis, preparation and evaluation of financial statements, with knowledge of internal controls and policy of disclosure of information to the market. Paragraph 3 – The minimum availability required from each member of the Audit Committee shall correspond to thirty (30) hours per month. ARTICLE 18 – The Audit Committee’s members may be designated simultaneously with their appointment to the Board of Directors, or by later resolution of the Board of Directors itself. Sole paragraph – The Audit Committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s Member, or until otherwise resolved by the Shareholders’ General Meeting or the Board of Directors itself. ARTICLE 19 – It shall fall to the Audit Committee: a) to evaluate and recommend to the Board of the Director the hiring of an independent audit company, as well as the parameters to fix the respective remuneration and other conditions for service provision; b) to justifiably propose the replacement of the independent audit company; c) to express prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit-typical activities; d) to express its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the Executive Board the measures that it deems appropriate; e) to deal directly with the internal audit department and the independent auditors, following up on the respective work, together with the Economic & Financial Executive Board; f) to analyze the internal audit’s and the independent auditors’ reports before they are submitted to the Board of Directors; g) to see that the material resources made available to the internal audit are adequate; h) to follow up on the preparation of and to express its opinion on the quarterly balance sheets and the financial statements, seeking to ensure their integrity and quality; i) to constantly evaluate the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary; j) to follow up on Company’s compliance activities; k) to request the hiring of specialized services to support the Audit Committee’s activities, whose remuneration shall be borne by the Company, within its annual approved budget; l) to receive and handle denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit. Paragraph 1 – Resolutions of the Audit Committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers. Paragraph 2 –Reports made by the internal audit department and by the independent audit company shall always be simultaneously submitted to the Executive Board and the Audit Committee’s members. ARTICLE 20 - The Audit Committee shall draft its Internal Regulations, and submit them to Board of Directors’ approval. Sole paragraph – The Internal Regulations may expand the powers of the Audit Committee, and shall also provide for the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work. ARTICLE 21 - The remuneration of the Audit Committee’s members shall be differentiated from that of the other Board of Directors’ Members, by virtue of their greater dedication and responsibilities undertaken. ARTICLE 22 - The Audit Committee shall have its own annual budget approved by the Board of Directors. Sole paragraph -The Executive Board shall promptly make available the financial resources requested by the Audit Committee for the performance of its duties, within the limit of the approved budget. ARTICLE 23 - Through a resolution of the Board of Directors, other Committees may be instituted with a specific scope, under the coordination of a Board of Directors’ member, the participation of persons other than Board Members also being allowed. TITLE II EXECUTIVE BOARD ARTICLE 24 – The Executive Board shall be composed of six (6) Officers, resident in the country, shareholders or not, appointed by the Board of Directors, one of which being designated as Chief Executive Officer and the others being officers without specific office, who shall perform their functions pursuant to the duties assigned to them by the Board of Directors. Sole paragraph – The remuneration and other benefits of the members of the Executive Board shall be fixed by the General Meeting. ARTICLE 25 – The term of office for the members of the Executive Board shall be of two (2) years, re-election being permitted. Paragraph 1 - The members of the Executive Board shall be vested with their office upon the execution of the Managers’ Consent Instrument (Termo de Anuência dos Administradores) required by the applicable regulations and of the instrument of investiture, in the Book of Minutes of the Executive Board’s Meetings. The members of the Executive Board shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force. Paragraph 2 – Once their term of office ends, the members of the Executive Board shall remain in their offices until the investiture of their successors. Paragraph 3 – In the event of a vacancy, under any title, in the Executive Board, the Board of Directors shall appoint the substitute for the office, provided that the end of his/her term of office shall coincide those of the other members of the Executive Board. ARTICLE 26 - The Executive Board shall meet at least once a month, and whenever called by the Chief Executive Officer or by the majority of its members. Sole paragraph - The Executive Board’s resolutions shall be made by majority of votes of the members present at the meeting, the casting vote falling to the Chief Executive Officer or his/her substitute, in case of a draw. The presence of at least half of the appointed Officers is required for the validity of the resolutions of the Executive Board. ARTICLE 27 –The Executive Board shall have extensive powers to administer and manage the corporate businesses and may carry out all operations in connection with the purpose of the Company, including to take out loans, dispose of assets, open, operate and close accounts in credit institutions, draw, endorse and accept negotiable instruments (notes), issue and endorse promissory notes and, subject to the provisions of Article 16, item XI, when the latter are securities (regulated by the Conselho Monetário Nacional - Brazilian Monetary Council), issue and endorse checks and other securities, waive rights and transact, provide collateral security, suretyship and guaranties in operations of the Company’s interest, subject to the applicable provisions provided for herein. Paragraph 1 - The disposition of and the creation of liens on Company's real property shall be contingent on the prior approval of the Board of Directors. Paragraph 2 - The acts and documents that involve the financial liability of the Company or hold third parties harmless from any liability with respect to the Company, shall have the joint signatures of (i) two Officers or (ii) one Officer and one attorney-in-fact, or (iii) two attorneys-in-fact, vested with special powers. ARTICLE 28 – The Company, represented by (i) its Chief Executive Officer together with another Officer or, (ii) in the absence or impediment of the Chief Executive Officer, by two of its Officers, may appoint attorneys-in-fact “ad-judicia” or “ad-negotia”, specifying in the respective granting instrument the powers to be granted and the means of exercising such powers; provided that with regard to the “ad negotia” powers-of-attorney, the term of the respective mandate shall be specified therein, which shall be no longer than the last day of the calendar year in which they were granted. Paragraph 1 – The Executive Board may exceptionally authorize the appointment of one single attorney-in-fact to represent the Company before public administration bodies. Paragraph 2 – Without prejudice to the provisions of paragraph 2 of article 27 of these Bylaws, the attorneys-in-fact with “ad-judicia” powers may act jointly or severally. ARTICLE 29 - Without prejudice to the provisions of Article 28 herein, it shall fall to the Executive Board: I – to perform all the necessary acts for Company’s regular operation; II – to approve Company's Internal Rules and Regulations; III – to propose to the Board of Directors the fundamental guidelines of the corporate businesses; IV – to submit to the Shareholders' General Meeting capital increase proposals and amendments to Company’ Bylaws, after the approval of the Board of Directors and after the Fiscal Council has expressed it opinion, when the case shall be, subject to any other applicable legal provisions; V - to propose to the Board of Directors the disposition of or creation of liens on Company's real property; VI – to submit to the Board of Directors the annual and multi-annual economic & financial and works execution plans and budgets; VII - to make resolutions on the designation by the Chief Executive Officer of the substitute of the other Officers in case of temporary impediment and leave of absence; VIII – to make resolutions on the assets’ write-off; IX – to designate a substitute for the Chief Executive Officer during his(her) occasional impediments, if by any reason the Chief Executive Officer himself(herself) has not done so pursuant to the provisions of Article 30, item "f"; X - to submit the Annual Report and Executive Board’s accounts to the Ordinary Shareholders' General Meeting, after the Board of Directors and the Fiscal Council have expressed their opinions. ARTICLE 30 - It shall fall to the Chief Executive Officer: a) to represent the Company, as plaintiff or defendant, in and out of court; b) to call and presiding over the Executive Board’s meetings; c) to create and suppress offices or functions, fixing their respective remunerations; d) to coordinate and supervise the various corporate areas and to provide general guidance to all economic and financial studies in connection with the corporate purposes; e) to submit the assignment of duties among the Officers to the Board of Directors; f) to indicate his(her) substitute in the case of occasional impediments; g) to submit to the Executive Board the designation of the Officers’ substitutes in the cases of temporary impediment and leave of absence. ARTICLE 31 – It shall fall to each of the Officers : a) to participate in the Executive Board’s meetings; b) to perform the duties that are determined by the Board of Directors and the Executive Board; c) to execute, together with another Officer, the papers and acts that require the joint signature of two Officers. CHAPTER V FISCAL COUNCIL ARTICLE 32 - The Company shall have a permanent Fiscal Council, with the duties provided for by the law, composed of three (3) to five (5) effective members and an equal number of substitute members, resident in the country, shareholders or not, appointed by the Ordinary Shareholders' Meeting, subject to the provisions of Article 240 of Law n. 6,404/76, re-election being permitted. ARTICLE 33 – The remuneration of the Fiscal Council’s Members shall be fixed by the Ordinary Shareholders’ Meeting that appoints them. ARTICLE 34 – In the case of a vacancy, absence or impediments of the effective members, the respective substitutes shall be called. ARTICLE 35 -The Fiscal Council’s members shall be invested with their offices upon the execution of the Fiscal Council’s Members’ Consenting Instrument required by the applicable regulations and of the instrument of investiture Book of Minutes and Opinions of the Fiscal Council. The members of the Fiscal Council shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force. CHAPTER VI FISCAL YEAR, BALANCE SHEET AND INCOME DISTRIBUTION ARTICLE 36 - The fiscal year shall begin on January 1st and shall end on December 31st of each year, when the following financial statements shall be prepared: I - Balance sheet; II - Statement of Changes in Shareholders’ Equity; III - Income statement; IV - Statement of the changes in financial position. ARTICLE 37 – The following rules shall be observed with regard to the income deriving from the corporate activities, ascertained in the balance sheet: I – The accrued losses and the provision for income tax shall be deducted from the fiscal year’s income, before any participation; II – The net income so ascertained shall have the following destination: a) 5% for the institution of the statutory reserve until it reaches the limits fixed by the law; b) allocation of dividends to the shareholders in an amount not lower than 25% of the net income ascertained in accordance with the law and these Bylaws; c) the remaining balance shall be allocated as determined by the Shareholders' General Meeting, based on a proposal of the Executive Board, once the Board of Directors and the Fiscal Council have expressed their opinion. Paragraph 1 – Whenever the amount of the compulsory minimum dividend exceeds the realized portion of the net income of the fiscal year, the management may propose, and the Shareholders’ General Meeting may approve, the allocation of such excess to the realizable profits reserve. Paragraph 2 - The Executive Board, once the Board of Directors and the Fiscal Council have expressed their opinion, may authorize the payment of interest on equity reserve to the shareholders, pursuant to the legislation in force, which may be attributed to the dividend amount provided for in these Bylaws, such amount being composed of the dividends distributed by the Company for all legal purposes. ARTICLE 38 - The dividends shall be distributed to the shareholders no later than sixty (60) days as of the publication of the Minutes of the Shareholders’ Meeting that approved them. Sole paragraph – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company. CHAPTER VII WINDING UP ARTICLE 39 - The Company shall enter into liquidation in the cases provided for by the law, falling to the Shareholders’ General Meeting to determine the means of liquidation and to appoint the liquidator, fixing his(her) remuneration. CHAPTER VIII ARBITRATION ARTICLE 40 – The Company, its shareholders, Managers and the members of the Fiscal Council undertake to submit to arbitration any and all dispute or controversy that may arise between them, related to or caused by, particularly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in Law 6,404/76, in these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários, as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Regulamento de Listagem do Novo Mercado (New Market Listing Regulations), the Contrato de Participação do Novo Mercado (New Market Participation Agreement) and the Arbitration Regulations of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), to be carried out by the Câmara de Arbitragem do Mercado instituted by BOVESPA, pursuant to the Regulations of the referred Chamber, subject to the reservation applicable to the inalienable rights. CHAPTER IX CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION ARTICLE 41 – The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the suspensive or resolutory condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company, subject to the terms and conditions provided for by the legislation in force and in the Regulamento de Listagem do Novo Mercado da BOVESPA, so as to ensure them equal treatment as compared to the Controlling Shareholder. Sole paragraph – The Company shall not register any shares transfer to the Purchaser of the control, or to that(those) that may hold the control, while he/she(they) do(es) not execute the relevant Instrument of Controlling Shareholder’s Consent, required by the applicable regulations. ARTICLE 42 - The public offer referred to in the previous article shall also take place in the following cases: I - onerous assignment of shares’ subscription rights and of other titles or rights in connection with securities convertible into shares, that results in the disposition of the Company’s control; and II - disposition of the control of a company that controls the Company, provided that in that event the Seller Controlling Shareholder shall disclose to BOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value. ARTICLE 43 – The shareholder that already holds shares of the Company and acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall: I. make the public offer as provided for in Article 41 herein; and II. reimburse the shareholders from whom it/he/she has purchased shares in a stock exchange within the six (6) month period before the date of the sale of the Company’s control, case in which it/he/she shall pay those former shareholders any balance between the amount paid to the seller controlling shareholder and the amounts paid in the stock exchange for company’s shares within the same period, monetarily adjusted until the payment date. ARTICLE 44 – Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control (“Offeror”), whose minimum price must be the economic value assessed in an appraisal report based on a methodology recognized by the CVM or based on criteria further defined by CVM, in accordance with the following article. ARTICLE 45 -The appraisal report referred to in the previous article shall be prepared by an expert company with proven background and independent as far as Company’s decision power, its managers and controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law. Paragraph 1 –The choice of the expert company in charge of the assessment of company’s economic value shall fall to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded. Paragraph 2 – Without prejudice to the previous paragraph, in case the Shareholder’s General Meeting is instituted in first call, the attendance of the shareholders representing at least twenty per cent (20%) of the total of the outstanding shares is required. If instituted in second call, no minimum of shareholders representing outstanding shares is required. Paragraph 3 – The costs of preparation of the appraisal reports shall be fully borne by the Offeror. CHAPTER X EXIT FROM THE NEW MARKET ARTICLE 46 – The exit of the Company from the New Market shall be approved in a Shareholder’s General Meeting, and such resolution shall specify if the exit is due to the cancellation of the publicly-held company’s registration or because its securities will be registered for trade outside the New Market, and shall be informed to BOVESPA in writing thirty (30) days in advance. Paragraph 1 – The Controlling Shareholder shall make a public offer for the acquisition of shares owned by the other Company’s shareholders, for at least the respective economic value, to be assessed pursuant to the provisions of article 45, if the exit of the Company from the New Market takes place: I - when the Company’s securities will be registered for trade outside the New Market; or II - by virtue of a corporate restructuring transaction, in which the resulting company is not admitted to trading in the New Market. Paragraph 2 - The news on the public offer shall be informed to BOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization. CHAPTER XI MISCELL ANEOUS ARTICLE 47 – Pursuant to the legal provisions, the Company is the successor of any and all rights and obligations of both Companhia Metropolitana de Água de São Paulo -COMASP and the Companhia Metropolitana de Saneamento de São Paulo - SANESP, whose consolidation gave rise to the Company, being liable with respect to the aforementioned companies and with respect to third parties, including governmental bodies and domestic and foreign entities, for any financial obligations undertaken by them. Sole paragraph - The Company is subrogated in all the rights and obligations of Superintendência de Água e Esgotos da Capital ("SAEC") and Fomento Estadual de Saneamento Básico ("FESB"), pursuant to the provisions of Articles 9 and 17 and their respective sole paragraphs, both of State Law n. 119, dated June 29, 1973, which authorized its incorporation, as amended by State Laws n. 6,851, dated May 3, 1990, and n. 12,292, dated March 2, 2006. ARTICLE 48 – As Supporter and Sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), whose operation is authorized by MTPS’s Ordinance n. 3,556, dated 8/8/90, the Company shall participate in SABESPREV, subject to the following conditions: I – The monthly contribution of the Sponsor shall not exceed two point one per cent (2,1%) of the payroll (gross salaries, exclusive of payroll charges), subject to the applicable social security legislation. II - In case the resources are not sufficient to pay the beneficiaries, the Sponsor shall not exceed this percentage of two point one per cent (2,1%) of the payroll, in which case SABESPREV shall adjust the Employees’ contribution, or proportionally reduce the amount of the benefits , subject to the applicable legislation. III – SABESPREV’s assets shall result from its own resources or, in case the Company needs to transfer any personal or real property, make investments, bear any costing expenses or provide guaranties to SABESPREV, it shall have the prior and express approval of the CODEC or of the Secretary of Finance, whose values shall be offset by the contribution fixed in item I of this article, upon the monthly transfers. IV – In order to avoid the indirect distribution of funds beyond the prefixed limit, the assignment of Company’s employees to SABESPREV or the hiring of any services between SABESPREV and the Company, shall be subject to offset and to prior opinion to be provided by CODEC or of the Secretary of Finance. V – The Company’s Officers, in addition to their responsibilities provided for by law, shall also be liable for any failure to comply with the rules provided for in the Bylaws, and in connection with SABESP’s sponsorship to SABESPREV. ARTICLE 49 – The Company shall ensure to its Officers, Board of Directors’ Members, Fiscal Council’s Members and employees or representatives that act by delegation of the managers, the technical legal defense, in legal proceedings and administrative proceedings, whose subject-matter are facts resulting from or acts practiced during the performance of their legal or institutional duties. Paragraph 1 – The guarantee of defense is ensured even after the agent has for any reason left the office, or ceased the exercise of the function. Paragraph 2 – At the agent’s discretion and provided that there is no conflict of interests, the defense shall be made by the attorneys composing Company’s staff. Paragraph 3 – The agent may elect to hire an attorney of his(her) trust, whose fees shall be paid in advance or promptly reimbursed by the Company, in accordance with the parameters set by the Conselho de Defesa dos Capitais do Estado – CODEC. Paragraph 4 – Besides the legal defense, the Company shall bear the court costs, charges of any nature, administrative expenses and court deposits. Paragraph 5 –The agent that is defeated or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that he/she acted in good faith and aiming at the corporate interest. Paragraph 6 – The provisions of this article are only applicable provided that they are not covered by liability insurance taken out at Company’s expenses. ARTICLE 50 – The omissions in these Bylaws shall be solved by the Shareholder’s General Meeting and regulated according to the provisions of Law n. 6,404/76 as amended. Subsequently, the Chairman proceeded to item “II” of the Agenda, “To elect the member of the Board of Directors”. With the floor the Attorney in Fact Cristina M. W. Mastrobuono proposed, based on the aforementioned CODEC Opinion 083/2006, the election of Mr. Farrer Jonathan Paul Lascelles Pallin, as member of the Board of Directors and with the same term of office of the other Board Members. Brought to discussion by the Chairman the proposal of the representative of the shareholder Fazenda do Estado and then voted, recording the dissenting votes and the respective abstentions, the election was approved by majority vote, with the same term of office of the other Board Members, of Mr. Farrer Jonathan Paul Lascelles Pallin, an English citizen, married, accountant, domiciled at Rua Dona Mara, 154 - Vila de São Fernando, Municipality of Cotia-SP, Alien Registration Card (RNE) #W598029-Z and Individual Taxpayer’s ID (CPF) #097.105.157 -72, as Independent Board Member, under the terms of item 4.3 of the Section IV of the Novo Mercado (New Market) Listing Rules, as well as the Board Members elected at the Annual General Meeting as of 04/27/06, Messrs. Alexander Bialer, Fernando Maia Dall´Acqua and Gustavo de Sá e Silva. The investiture in the position of Board Member shall comply with the conditions precedent and procedures provided for in the Corporate Law and other statutory provisions, inclusively referring to the delivery of the Declaration of Assets as well as the execution of the declaration of inexistence of legal impairments as well as of the Instrument of Agreement of BOVESPA Listing Rules and the other declarations required by the pertinent legislation. With no other pronouncements, the Chairman requested the registration in minutes of the declarations of vote of the minority shareholders, pursuant to the declarations attached to the proceeding of the respective Meeting. The voting took place as follows: Mr. Renato Mauro Richter, a Brazilian citizen, single, Identity Card (RG) #13.376.022 SSP/SP, representative of the shareholder The Bank Of New York, whose power of attorney was certified by the presiding board and registered under number 1, presented the following declaration of vote, being: as to item I. i) of the agenda, 2,086,954,000 favorable to the approval, 4,100,000 contrary and 10,671,500 abstained from voting, item I. ii) 2,081,509,250 favorable to the approval, 4,225,000 contrary and 14,400,500 abstained from voting, item I. iii) 905,335,250 favorable to the approval, 1,171,907,000 contrary and 21,683,750 abstained from voting, item I. iv) 909,519,000 favorable to the approval, 1,168,938,500 contrary and 20,191,750 abstained from voting, as to item II, 1,905,941,250 favorable to the approval, 172,934,750 contrary and 18,467,500 abstained from voting. Mr. Daniel Alves Ferreira, a Brazilian citizen, married, Brazilian Bar Association (OAB/SP) #140.613, representative of the shareholders, whose powers of attorney were certified by the presiding board and registered under number 2, presenting the following declaration of votes: as to item I. i) and ii) of the agenda, favorable to the approval, except for the shareholder Tcw Americas Development Assoc which abstained from voting, item I. iii) and iv) favorably voted to the approval the shareholders Stichting Dedrijfstakpensionenf Voor de Metalektro, Microsoft Global Investors, N.A, Public Employee Retirement Syst, Kansas Public Employee Retirement and Ontario Teacher Pension Plan, the shareholder Tcw Americas Development Assoc abstained from voting and the others voted against, as to item II of the agenda, the votes were favorable to the approval, except for the shareholders Pension Fund of the Christian Church, Sei Investments Canada Company Emerging Markets Equity Fund and Stichting Dedrijfstakpensionenf Voor de Metalektro, which voted against. number 3, presented the following declaration of votes: as to item I. i) and ii) of the agenda, favorable votes to the approval, item I. iii) and iv) the shareholder Gard P&I (Bermuda) Ltd favorably voted to the approval and the others voted against, referring to item II of the agenda, the votes were favorable to the approval. number 4, presented the following declaration of votes: as to item I. i) and ii) of the agenda, whose votes were favorable to the approval, item I. iii) and iv) the shareholder Alliance Collective Investment Trust Ser favorably voted to the approval, the others voted against, as to item II of the agenda, the votes were favorable to the approval. The shareholder Miguel Angelo Ferreira Teixeira favorably voted to all items of the agenda and against the content of item I of the article 48 of the Bylaws, understanding, based on the recent actuarial studies, to be insufficient to the monthly contribution of 2.1 percent of the payroll, proposing to be examined by the Board of Executive Officers and by the Board of Directors the proposal of 2.1 percent as the floor and the ceiling of 5.1 percent of the payroll. Subsequently, the Chairman thanked everyone for their attendance and declared the conclusion of the Extraordinary General Meeting, determining these present minutes to be drawn up, which, after being read and found in compliance, were signed by the Chairman and the Secretary of the Presiding Board and by the attending shareholders, which comprise the majority required for the resolutions taken. ATTENDANCE: The Board Member, Mário Engler Pinto Junior, the representative of the shareholder Fazenda do Estado de São Paulo, Attorney in Fact Cristina M. W. Mastrobuono, Mr. Renato Mauro Richter, Mr. Daniel Alves Ferreira and Maria Cristina Biselli Ferreira attended the meeting. DOCUMENTS FILED with the Agency of the Secretariat of the Company - PPS.

São Paulo, June 19, 2006.

_______________________________________________ MÁRIO ENGLER PINTO JUNIOR	_______________________________________________ CRISTINA M. W. MASTROBUONO
Chairman of the Presiding Board	By Fazenda do Estado de São Paulo

_______________________________________________ MARIA CRISTINA BISELLI FERREIRA	_______________________________________________ RENATO MAURO RICHTER
Secretary of the Presiding Board

_______________________________________________ DANIEL ALVES FERREIRA

EXTRAORDINARY GENERAL MEETING AS OF 06.19.2006
Majority Shareholder

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, # OAB-Brazilian Bar Association )	SHAREHOLDER	# OF COMMON SHARES	%
CRISTINA M. W. MASTROBUONO (Brazilian, married, State Attorney in Fact, OAB/SP # 86,703)	FAZENDA DO ESTADO DE SÃO PAULO	14,313,511,868	50.2589

Minority Shareholders

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, OAB #)	SHAREHOLDERS	# OF COMMON SHARES	%
Power of Attorney 1: RENATO MAURO RICHTER (Brazilian, single, RG 13.376.022)	THE BANK OF NEW YORK ADR DEPARTMENT	6,771,343,250	23.7761
Power of Attorney 2: DANIEL ALVES FERREIRA (Brazilian, married, OAB-SP 140,613)	CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD	5,204,600	0.0183
	THE TBC PRIVATE TRUST	38,788,200	0.1362
	COMMONWEALTH OF PENNSYLV. PUB SCHOOL EMP RET S	70,074,500	0.2461
	SEI INV CAN CO EM MKTS EQUITY FUND	2,816,500	0.0099
	TCW AMERICAS DEVELOPMENT ASSOC	27,350,000	0.0960
	JOHN DEERE PENSION TRUST	29,540,000	0.1037
	PENSION FUND OF THE CHRISTIAN CHURCH	38,931,870	0.1367
	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO	122,440,000	0.4299
	BELL ATLANTIC MASTER PENSION TRUST	6,608,923	0.0232
	USAA EMERGING MARKETS FUND	10,607,500	0.0372
	PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU	549,276	0.0019
	FRANK RUSSEL INVEST. CO-EMERG. MARKETS FUND	34,120,000	0.1198
	THE PENSION RESERVES INVESTMENT MANAG BOARD	24,116,331	0.0847
	IBM TAX DEFERRED SAVINGS PLAN	2,430,000	0.0085
	THE CALIFORNIA STATE TEACHERS RET SYSTEM	13,777,472	0.0484
	BARCLAYS GLOBAL INVESTORS NA	35,308,617	0.1240
	SOVEREIGN EMERGING MARKETS EQUITY POOL	6,110,000	0.0215
	THE MASTER T B OF JAPAN LTD RE MTBC400035147	5,209,019	0.0183
	KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM	14,800,000	0.0520
	FORD MOTOR COMP DEFINED BENEF MASTER TRUST	990,000	0.0035
	MICROSOFT GLOBAL FINANCE LIMITED	7,150,000	0.0251
	ONTARIO TEACHERS PENSION PLAN BOARD	15,870,000	0.0557
	STC BEDRIJFSTAKPENSIONENF VOOR DE METALEKTRO	47,060,000	0.1652
	ING EMERGING COUNTRIES FUND	40,000,000	0.1405
	PENSION PLAN OF HERCULES INCORPORATED	1,570,000	0.0055
Power of Attorney 3: DANIEL ALVES FERREIRA (Brazilian, married, OAB-SP 140,613)	NORGES BANK	23,434,739	0.0823
	GARD P&I (BERMUDA) LTDA	5,110,000	0.0179
	THE YOUNG MEN'S CHRISTIAN ASS RET FUND	1,561,100	0.0055
Power of Attorney 4: DANIEL ALVES FERREIRA (Brazilian, married, OAB-SP 140.613)	THE LATIN AMERICA EQUITY FUND INC	24,290,000	0.0853
	VANGUARD EMERGING MARKETS STOCK INDEX FUND	72,973,989	0.2562
	ISHARES MSCI BRAZIL (FREE) INDEX FUND	176,320,000	0.6191
	ROBECO CAPITAL GROWTH FUNDS	53,760,000	0.1888
	COMMONFUND EMERGING MARKETS IC	13,990,263	0.0491
	VANGUARD INTERNATIONAL VALUE FUND	41,100,000	0.1443
	ALLIANCE COLLECTIVE INVESTMENT TS	11,720,000	0.0412
	MIGUEL ANGELO F. TEIXEIRA	10,000	0.0000
	MARIO ENGLER PINTO JUNIOR (RG 4.722.183 SSP/SP and CPF 988.910.818-68 )	558,468	0.0020
	MARIA CRISTINA BISELLI FERREIRA (RG 4.848.638 OAB/SP 39,570)	10,000	0.0000

	Minority total	7,797,604,617	27.3796
	Majority total	14,313,511,868	50.2589
	OVERALL TOTAL	22,111,116,485	77.6385

São Paulo, June 19, 2006.

MARIO ENGLER PINTO JUNIOR	MARIA CRISTINA BISELLI FERREIRA
Chairman of the Presiding Board	Secretary of the Presiding Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 26, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.